Exhibit 12

E.  I.  DU  PONT  DE  NEMOURS  AND  COMPANY

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in millions)

	Nine Months Ended September 30,
	2012	2011
Income from continuing operations before income taxes	$3,131	$3,478
Adjustment for companies accounted for by the equity method	(15)	(58)
Less: Capitalized interest	(27)	(33)
Add: Amortization of capitalized interest	28	27
	3,117	3,414
Fixed charges:
Interest and debt expense	347	331
Capitalized interest	27	33
Rental expense representative of interest factor	77	67
	451	431
Total adjusted earnings available for payment of fixed charges	$3,568	$3,845
Number of times fixed charges earned	7.9	8.9